Resident in Atlanta Office
direct dial: (404) 572- 4571
Blanier@Pogolaw.com
June 6, 2006
Securities and Exchange Commission
Financial Services Group
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. Mark Webb, Legal Branch Chief

Re:	Citizens Effingham Bancshares, Inc.
Revised Preliminary Form of Proxy Statement on Schedule 14A and
Schedule 13E-3 filed by Citizens Effingham Bancshares, Inc.,
     Harry H. Shearouse, Jon G. Burns, et al.
Filed November 22, 2005
File No. 333-07914
Ladies and Gentlemen:
     On behalf of our client, Citizens Effingham Bancshares, Inc. (“Citizens Effingham” or the “Company”), we are responding to the comments received from your office by letter dated December 22, 2005 with respect to the above-referenced Form of Proxy Statement and Schedule 13E-3. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A. We have annotated the marked copy of Amendment No. 2 to the Proxy Statement with cross-references to which comment we are responding.
General
1.	Large portions of changes you made to your preliminary proxy statement are not showing as marked changes to the filing you made on EDGAR as required by Rule 14a-6(h) of the Proxy Rules. Please tell us how you plan to correct this disclosure with respect to this filing and comply with the requirement in your future amendment.

We have refiled a marked copy of the preliminary proxy statement in response to this comment. However, we have been informed by the financial printer performing the edgarization process that a properly marked copy was filed on November 22, 2005.

Securities and Exchange Commission
June 6, 2006

2.	The Proxy statement is confusing in that it appears to characterize current rights and preferences as effects and benefits of the transaction. See Rule 14a-9 of the Proxy Rules.

We have revised the proxy statement to omit the characterization of current rights and preferences as effects and benefits of the transaction. For example. we have removed references to the right of holders of preferred stock to vote in the case of a sale of the Company from our discussion of benefits of the preferred stock.
3.	Please quantify the value of the effect, to the extent possible, of the loss of voting rights. See Instruction 2 to Item 1013 of Regulation M-A.

In the case at hand, it is the belief of the board of directors that because the Company’s stock has no established market and very seldom trades, because the shareholders whose shares will be converted to preferred stock have negligible voting power now as holder of common stock, because the holders of preferred stock will still be able to vote on any sale transaction, and because shares of preferred stock will convert back to common stock upon the sale of the Company, the loss of voting power will have no real effect on the value of the stock. However, to mitigate any perceived decrease in value, the shareholders who will be receiving preferred stock will also get a cash payment of $0.50 per share.
4.  Please update the financial information in the proxy statement.
The financial information in the proxy statement has been updated to reflect financial information for the year ended December 31, 2005 and the quarter ended March 31, 2006.
5.	Prior Comment 5. We note your amendment and response to prior comment five, but believe that it may be appropriate, in discussing fair value, to note that while you may not “currently have an estimate of the fair value of your common stock,” the price per share as of September 27, 2005, the last known transaction in the Company’s common stock prior to this proxy statement, was $35.00. Please include this with all of your disclosure responsive to prior comment five, including, but not limited to your Dissenters’ Rights section. We note your response to prior comment 14 and amended disclosure on page 7.

We have revised the proxy statement as requested.
6.	Prior Comment 12. We note your amendment to the summary term sheet. Please state the board’s belief as to fairness of the Rule 13e-3 transaction as required by Item 1014(a) of Regulation M-A, as opposed to the fairness of the reclassification throughout the document. For example, refer to the characterization of the board’s determination of the “reclassification” in the “Background of the Reclassification” beginning on page 16.

Securities and Exchange Commission
June 6, 2006

We have revised the proxy statement as requested and as previously discussed. See “Recommendation of the Board of Directors, Fairness of the Going Private Transaction.”

7.	Prior Comment 13. We note that you changed your disclosure from the statement that the advantages and disadvantages of the rights, preferences and limitations of Series A Preferred Stock are “balanced” in comparison to the relative rights of your common stock to the conclusion that such advantages and disadvantages are “equal.” Given the disparity in voting rights, we do not see how these can be considered equal. Please change this disclosure to state that these may be “comparable” or “similar.” In the alternative, tell us why you consider them “equal.”

We have revised the proxy statement as requested.
Questions and Answers, page 9
8.	Prior Comment 15. We note your amendment to prior comment 15. Consistent with prior comment five, please move this Q&A on Dissenters’ Rights to the front of the Q&A section, from one of the last items to one of the first. Further, please include the statement in the “answer” to this Q&A that this is the only manner in which to receive cash for such holders. Further, add that while you may not “currently have an estimate of the fair value of your common stock,” the price per share as of September 27, 2005, the last known transaction in the Company’s common stock prior to this proxy statement, was $35.00.

We have revised the proxy statement as requested.
Reasons for the Reclassification, page 19
9.	Please advise us whether you will cease to pay Independent Auditor Fees after you deregister.

After deregistration, the Company will continue to pay Independent Auditor Fees.
Effects of the Reclassification on Affiliates, page 22 Positive Effects- Consolidation of Management’s Ownership
10.	Revise to include, the effect of the Rule 13e-3 transaction on the affiliate’s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Please see Instruction 3 to Item 1013. In this regard, please provide a range from no change (assuming all accept the preferred shares) to all seeking appraisal rights (which should decrease/increase book value and net earnings per share)

We have revised the proxy statement as requested.

Securities and Exchange Commission
June 6, 2006

Effects of the Reclassification on Shareholders Generally, page 23
11.	Since holders of the preferred have no contractual right to a stated dividend or even a dividend at all, but must depend on the whim of the board to receive a dividend and since the board is controlled by persons who will benefit from dividends on the common, it seems unlikely that holders of the preferred will ever receive more in dividends than holders of common. Please clarify why this change is a positive effect or delete it from the list of positive effects. See Rule 14a-9 of the Proxy Rules.

We have revised the proxy statement as requested to omit all factors listed under “Positive Effect” except for the receipt of the payment of $0.50 per share.

12.	It is not a positive effect of the transaction to retain a right currently owned, to receive the price common stock may receive in a change of control. Please delete the second “positive effect,” and please delete the fourth for a similar reason. See Rule 14a-9 of the Proxy Rules.

We have revised the proxy statement as requested to omit all factors listed under “Positive Effect” except for the receipt of the payment of $0.50 per share.
13.	Since the book value of the preferred will be the same as the book value of the common, the purported benefit of preference in liquidation is illusory. Please delete this positive effect.

We have revised the proxy statement as requested.
Pro Forma Effect of the Reclassification, page 24
14.	Prior Comments 28 and 41. Please revise to put back the pro forma information required by Item 1010(b) of Regulation M-A. In this regard, add 2 columns for the pro forma effect. One would assume all accept the preferred shares and the other would assume all will demand appraisal rights. In addition, add the ratio to fixed charges. In this regard, we consider the subordinated debentures and the other borrowings to be fixed charges as well as any borrowings that may result from the appraisal payments (we note your response that approximately $500,000 may have to be borrowed). Please note that when no changes occur, a statement to that effect will suffice. Please add back and make the corresponding changes to your pro forma section that previously began on page 47.

We have revised the proxy statement as requested.

Securities and Exchange Commission
June 6, 2006

Recommendation of the Board of Directors ; Fairness of the Going Private Transaction, page 25
15.	Prior Comment 30. We note your amendment in response to prior comment 30 and specifically that you have changed your disclosure from stating that the board considered the advantages and disadvantages of the terms of the Series A Preferred Stock as “balanced” as compared to the rights related to your common stock to the board considered them to be “equal.” We consider there to be a significant difference between “balanced” and “equal” in this respect. In a supplemental response, please tell us what the board considered, including the dates of the meetings at which such determination was made, and the board’s conclusion so that we may better understand your change in characterization of this board determination. Please see our further comment to prior comment 13, above.

Our use of the term “equal” as a replacement for “balanced” was in response to your comment regarding the term “balanced” in your previous comment letter. However, we have noted comment 7 above and agree that the proper term is, as you suggested, “comparable” or “similar.” We have revised the proxy statement accordingly.
Dissenters’ Rights, page 46
16.	Prior Comment 37. With a view toward disclosure, tell us in a supplemental response if there is guidance or requirement, under the Georgia Code, as to how and by whom attorneys’ fees are to be paid in the case of litigation.

O.C.G.A. § 14-2-1331(a) requires that costs, including the fees of court-appointed appraisers, be assessed against the corporation, except that the Court “may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment . . . .” In addition, O.C.G.A. § 14-2-1331(b) provides that the court “may” award attorney and expert fees and expenses to the dissenters if the corporation “did not substantially comply” with the dissenters’ statutory provisions, or may award attorney and expert fees and expenses to either party if the other party acted “arbitrarily, vexatiously, or not in good faith.” According to the Official Comment, “[t]he purpose of all these grants of discretion with respect to costs and counsel fees is to increase the incentives of both sides to proceed in good faith under this article to attempt to resolve their disagreement without the need of a formal judicial appraisal of the value of shares.”
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Securities and Exchange Commission
June 6, 2006

     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of assistance to you in the review process, please call me at (404) 572-4571. My fax number is (404) 572-6999.
Sincerely,
/s/ Beth Lanier
Beth Lanier
For Powell Goldstein LLP

cc:	Mr. Harry Shearhouse Mr. Michael Lee Mr. Frank Seaton